Filed by Stock Yards Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kentucky Bancshares, Inc.

Commission File No.: 000-52598

Date: January 27, 2021

On Wednesday, January 27, 2021, executive management of Kentucky Bank supplied the following Frequently Asked Questions (FAQ’s) to all Kentucky Bank employees via internal e-mail distribution. The purpose of the FAQ’s was to address potential questions regarding the impact of the proposed merger transaction to customers of Kentucky Bank.

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Why is Kentucky Bank merging with another bank?

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As a strong community bank, Kentucky Bank has a large customer base and is a very well run institution. Those factors made Kentucky Bank very attractive to the stockholders of Stock Yards Bank & Trust.

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Considering the changing landscape in banking, we recognize that the greater size and scale of an organization like Stock Yards Bank & Trust allows us to continue at our best, but with the greater strength and stability of a much larger, but similarly customer-focused community bank.

»	The transaction provides Kentucky Bank and its customers with a prudent way forward in an increasingly competitive and highly regulated industry.
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Additionally, it will allow us to strengthen and expand our product offerings to customers, including the addition of robust treasury management services, enhanced technology, wealth management & trust services, and provide increased convenience in the Louisville, Northern Kentucky, Cincinnati and Indianapolis areas.

Is my money safe?

»	Yes, it will continue to be safe. Stock Yards Bank & Trust is a solid institution and has achieved an excellent track record over the years.
»	All accounts will continue to be insured by the FDIC, up to FDIC limits.
»	In instances where the combined deposit total exceeds the FDIC insurance limitation, customers will have a grace period to review and restructure their relationships.

What will change?

»	Although some things will change, many will stay the same.
»	The name of the bank will change from Kentucky Bank to Stock Yards Bank & Trust; the great people you work with in the branches will remain in place and the branch locations will not change.
»	You will see expanded services, more locations and access to even greater convenience.

Will they close my branch?

»	No. Stock Yards Bank & Trust plans to maintain all of the existing Kentucky Bank locations.

What will happen to the employees?

»	Stock Yards Bank & Trust is currently reviewing all positions at Kentucky Bank and hopes to maximize the number of employees who will transition to Stock Yards Bank & Trust.

When will things change?

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The transaction is expected to be completed in the second quarter of 2021 with conversion of the systems happening in the 2nd half of 2021. Until then, the bank will continue to operate as Kentucky Bank.

Is Stock Yards Bank & Trust a local bank?

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Yes. Stock Yards Bank & Trust has maintained longstanding relationships with the communities they serve. Stock Yards Bank & Trust is a local, homegrown Kentucky bank with a strong, independent tradition that dates back to 1904.

»	Stock Yards Bank & Trust has maintained longstanding relationships with the community and is focused on serving the people and businesses in the communities where it has locations.

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Will I deal with new people?

»	Since most Kentucky Bank employees will be retained, you will most often be dealing with the same people.
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Once Kentucky Bank’s systems are converted in the second half of 2021, you may, for some interactions and inquiries that require help from the back office (i.e., call center, loan payoffs, lost/stolen debit card, etc.) talk with a new person as we will now be able to provide expanded services to our customers. Until conversion, you will work with the same great employees you work with today.

Do I still transact the same way?

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Until conversion in the 2nd half of 2021, you will continue to transact as you do today; at that time systems will change as will some processes. Details for changes due to the conversion will be sent to customers in the summer and we will be here to help you if needed.

What will happen to my recurring bank transactions?

»	Any recurring transactions should flow over to Stock Yards Bank & Trust with no need for you to take any action.

Will my fees go up?

»	Information on Stock Yards Bank & Trust products and fees will be mailed to all customers prior to conversion. In the meantime, your account will remain the same. We are always here to help you.

Will I have to order new checks?

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Not necessarily. Most customers will be able to continue to use their existing Kentucky Bank checks. If a customer receives a new account number, Stock Yards Bank & Trust will provide new checks with a new account number at no cost.

Will online banking change?

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Yes. A conversion team consisting of both Kentucky Bank and Stock Yards Bank & Trust employees will be formed in early 2021 to address the logistics and specifics related to this process. The conversion to the Stock Yards Bank & Trust online banking system will take place in the third quarter, 2021.

»	Information regarding accessing online banking, password changes and bill pay will be mailed to all customers prior to conversion.

Will I have to change my passwords?

»	Information regarding online banking, password changes and bill pay will be mailed to all customers prior to conversion.

Will my account numbers change?

»	Most account numbers will remain the same. However, if your account number needs to be changed, you will be notified in advance and be provided with clear instructions and support.

Will the bank's hours change?

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We know that branch access is very important. Branch hours will not change before conversion. Post conversion, we are evaluating the potential opportunity to make minor modifications based on customer use.

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Will I get a new debit/ATM card?

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Yes. A conversion team consisting of Kentucky Bank and Stock Yards Bank & Trust employees will be formed in early 2021 to address the logistics and specifics related to this process. In addition to being able to use all Stock Yards Bank & Trust’s ATMs, there may also be some new capabilities available including contactless debit cards.

Will the bank still support the community?

»	Yes. Stock Yards Bank & Trust has always been a strong corporate citizen and has supported the communities in which it does business. This will continue in Central Kentucky.

Can I use Stock Yards Bank & Trust branches?

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Kentucky Bank customers will continue to use their current branches until conversion of the systems in the 2nd half of 2021. After the systems have been converted, all branches in the Louisville, Indianapolis, Northern Kentucky and Cincinnati markets will be available to all customers.

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Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

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Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of Stock Yards and Kentucky Bancshares determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.

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